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                               December 16, 2022

       John Morgan
       Chief Executive Officer
       Lee Pharmaceuticals, Inc.
       11 N Water Street
       Mobile, AL 36602

                                                        Re: Lee
Pharmaceuticals, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed December 1,
2022
                                                            File No. 024-11991

       Dear John Morgan:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2022 letter.

       Amendment No. 1 to Form 1-A filed December 1, 2022

       Risk Factors
       Risks Related to the Company and Its Business, page 10

   1. To the extent material, please provide risk factor disclosure regarding your transactions involving
cryptocurrency. Describe any material risks to your business from the possibility of
regulatory developments related to crypto assets. Please also describe any material risks related
to the safeguarding your or your customers    crypto assets. Describe
                                                        any material risks to
your business and financial condition if the third party provider that you use for payments
has ineffective policies and procedures surrounding the
                                                        safeguarding of crypto
assets, conflicts of interest, or comingling of assets.
 John Morgan
Lee Pharmaceuticals, Inc.
December 16, 2022
Page 2
We are not considered a "Covered Entity"..., page 10

2. Notwithstanding your assertion that there is no material risk that HIPAA or other similar laws related to the storage of health information could apply to your business, please revise your discussion here to clarify that this position reflects the belief of your management. Address the applicability of other rules and regulations relating to your storage and tracking of unique health information of potential users, and discuss any related risks to the company and to investors. If there are no such material risks, consider moving this disclosure to your Description of Business section. See Item 7(a)(1)(vi) of
      Form 1-A.
Description of Business
Corporate History, page 22

3. We note your response to prior comment 2. Please add the information set forth in your response letter describing the rationale for the acquisition of Accelerate Global Market
      Solutions Corp. to the disclosure in the offering statement.
Description of Securities
Series A Preferred Stock, page 29

4. We note your response to prior comment 5. Please revise your disclosure in the offering statement to include the information set forth in your response letter explaining the mechanism by which holders of the Series A Preferred Stock control 60% of the voting power.
       You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                            Sincerely,
FirstName LastNameJohn Morgan
                                                            Division of
Corporation Finance
Comapany NameLee Pharmaceuticals, Inc.
                                                            Office of
Technology
December 16, 2022 Page 2
cc:       Jeff Turner
FirstName LastName